UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: January 9, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS DECEMBER 2017 AND 4Q17 REVENUE

Hsinchu, Taiwan, January 9, 2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported its unaudited consolidated revenue for the month of December 2017 and for the fourth quarter ended December 31, 2017. All U.S. dollar figures cited in this release are based on the exchange rate of NT$29.64 to US$1.00 as of December 29, 2017.

Revenue for the fourth quarter of 2017 was NT$4,408.3 million or US$148.7 million, representing a decrease of 0.5% from the third quarter of 2017, and a decrease of 5.5% from the fourth quarter of 2016.

Revenue for the month of December 2017 was NT$1,411.6 million or US$47.6 million, a decrease of 3.3% from the month of November 2017 and a decrease of 11.1% from the same period in 2016.

Consolidated Monthly Revenues (Unaudited, Excludes Revenue from ChipMOS Shanghai)

	December 2017	November 2017	December 2016	MoM Change	YoY Change
Revenues (NT$ million)	1,411.6	1,459.6	1,587.7	-3.3%	-11.1%
Revenues (US$ million)	47.6	49.2	53.6	-3.3%	-11.1%

Consolidated Quarterly Revenues (Unaudited, Excludes Revenue from ChipMOS Shanghai)

	Fourth Quarter 2017	Third Quarter 2017	Fourth Quarter 2016	QoQ Change	YoY Change
Revenues (NT$ million)	4,408.3	4,431.1	4,667.1	-0.5%	-5.5%
Revenues (US$ million)	148.7	149.5	157.5	-0.5%	-5.5%

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.